P.E. 1/25/02

1-13918

CONFORMED COPY



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED
JAN 28 2002
316
WASH, D.C.
SECTION

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: January 25, 2002

ALBERTA ENERGY COMPANY LTD.
(Translation of registrant's name into English)

3900, 421 - 7th Avenue S.W.

Calgary, Alberta, Canada T2P 4K9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ________ Form 40-F: ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Exhibit Index is on page 3 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA ENERGY COMPANY LTD.
(Registrant)

By: */s/ Linda H. Mackid*

Name: Linda H. Mackid
Title: Assistant Corporate Secretary

Date: January 25, 2002

Form 6-K Exhibit Index

Exhibit 1



ALBERTA ENERGY COMPANY LTD.

3900, 421 - 7th Avenue S.W.
Calgary, Alberta, Canada T2P 4K9
http://www.aec.ca

NEWS RELEASE

AEC NEWS RELEASE

CALGARY, Alberta (January 25, 2002) – At the request of The Toronto Stock Exchange, Alberta Energy Company Ltd. advises that it is in discussions with PanCanadian Energy Corporation regarding a potential merger of equals with a share exchange ratio at market, based on recent trading averages. No agreement has been reached and there can be no assurance that an agreement will be reached. In the event that an agreement is reached or the discussions are terminated, a further announcement will be made.

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Contact: Alan Boras (403) 266-8300